UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

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                           SCHEDULE 13D
             Under the Securities Exchange Act of 1934
                         (Amendment No. 11)

                          ---------------

                          Telescan, Inc.
                         (Name of Issuer)

                   Common Stock, $0.01 par value
                  (Title of Class of Securities)

                             879516102
                          (CUSIP Number)

                    Lacy J. Harber
                    LJH, Corp.
                    Rt 2, Box 49Y
                    Dennison, Texas   75020
                    (903) 465-6937

    (Name, Address and Telephone Number of Person Authorized to
                Receive Notices and Communications)

                          November 22, 1999
      (Date of Event which Requires Filing of This Statement)

                          ---------------

If the filing  person has  previously  filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement
|_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.   879516102          13D       Page   2   of  5   Pages

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1    NAME OF REPORTING PERSON and S.S. OR I.R.S. IDENTIFICATION NO.

          Lacy J. Harber ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                    (a) |_|                     (b) |_|
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

          Working capital

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)      |_|

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen
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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              1,752,300 shares
       BENEFICIALLY      8    SHARED VOTING POWER
         OWNED BY             -0- shares
           EACH          9    SOLE DISPOSITIVE POWER
        REPORTING             1,752,300 shares
          PERSON         10   SHARED DISPOSITIVE POWER
           WITH               -0- shares

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

          1,752,300 shares

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*


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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.4%

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14   TYPE OF REPORTING PERSON*

          IN   Individual

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CUSIP NO.   879516102          13D        Page   3   of  5   Pages

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     Item 1. Security and Issuer

     Title of Class of  Equity  Securities:  Common  Stock,
     $0.01 par value per share, of Telescan, Inc.

     Name and Address of Principal Executive Offices of the Issuer:

                       Telescan, Inc.
                       5959 Corporate Drive, Suite 2000
                       Houston, TX 77036

     Item 2. Identity and Background

     (a) Name of Person Filing:  Lacy J. Harber,  Director,
     President and sole shareholder of LJH Corp., which is the record holder of 1,752,300 shares of Telescan, Inc.

     (b) Business Address:  Rt 2, Box 49Y, Dennison TX 75020

     (c) Principal  Occupation and the Name of Principal
     Business and Address of any corporation in which such employment is conducted:

          Self-employed Investor
          Rt 2, Box 49Y
          Dennison, Texas   75020
          (903) 465-6937

     (d) Conviction of a Criminal Proceeding (excluding traffic violations or similar misdemeanors) during the last five years: No

     (e) Party in a Civil Proceeding during the last five years and as a result was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws: No

     (f) Citizenship: U.S.

     Item 3: Source and Amount of Funds or Other
     Consideration

     N/A

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CUSIP NO.   879516102          13D       Page   4   of   5   Pages
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     Item 4. Purpose of Transaction
     The reporting person, in the normal course of business, sold through LJH Corp shares of Telescan, Inc. reported herein to realize a profit on its investment. At this time, it has no intention of purchasing or selling additional shares of Telescan, Inc. reported herein, although it reserves the right to make additional purchase or sales from time to time. Any decision to make such additional purchases will depend, however, on various factors, including, without limitation, the price of the common stock, stock market conditions and the business prospects of Telescan, Inc.
     reported herein. The reporting person has no present intention or arrangements or understandings to effect any of the transactions listed in Item 4(a)-(j) of Schedule 13D.

     Item 5. Interest in Securities of the Issuer

     This Schedule 13D is being filed to report a one percent decrease ownership in the percentage of shares beneficially owned in the aggregate number of shares of common stock of Telescan, Inc. outstanding.

     Percentage of Common Stock of Telescan, Inc. owned
     (based on  15,349,301 shares of common stock outstanding
     as of August 31, 1999):  11.4%

     (b)  Sole Voting Power:            1,752,300 shares
          Sole Dispositive Power:       1,752,300 shares
          Shared Voting Power:          -0- shares
          Shared Dispositive Power:     -0- shares

     (c)  Not applicable

     (d)  Not applicable

     (e)  Not applicable

     Item 6.  Contracts, Arrangements, Understandings or
     Relationships with Respect to Securities of the Issuer.

     Lacy J. Harber does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

     Item 7. Material to be Filed as Exhibits.

     None.

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CUSIP NO.   879516102          13D       Page   5   of   5   Pages

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     After reasonable inquiry and to the best of my knowledge
     and belief, I certify that the information set forth in this statement is true, complete and correct.


     November 29, 1999      Lacy J. Harber (Signature)